   As filed with the Securities and Exchange Commission on June 13, 2000
                                                      Registration No. 333-35204

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 2

                                       TO

                                    FORM S-6

                               ----------------

                   For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:
   EST Symphony Trust, Series 26, EquiT's II

B. NAME OF DEPOSITOR:
   ING Funds Distributor, Inc.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
   ING Funds Distributor, Inc.
   1475 Dunwoody Drive
   West Chester, Pennsylvania 19380

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                  COPY OF COMMENTS TO:
   PETER J. DEMARCO                               MICHAEL R. ROSELLA, Esq.
   Senior Vice President
   ING Funds Distributor, Inc.                    Paul, Hastings, Janofsky &
                                                  Walker LLP
   230 Park Avenue                                75 East 55th Street
   New York, New York 10169                       New York, New York 10022
                                                  (212) 856-6858

E. TITLE OF SECURITIES BEING REGISTERED:
   An indefinite number of Units of EST Symphony Trust, Series 26, EquiT's II are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after the effective date of the Registration
   Statement.

[X] Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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--------------------------------------------------------------------------------

                                 [LOGO OF EST]

                               EST SYMPHONY TRUST

                                   SERIES 26

                         THE ING SECURITYNET PORTFOLIO

                                   EquiT's II

                            A unit investment trust


 The investment objectives of the EST Symphony Trust, Series 26, EquiT's II are to seek to achieve safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in shares of the ING Internet Fund, an open-end management investment company.

 The Sponsor is ING Funds Distributor, Inc.

 This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      PROSPECTUS DATED JUNE 13, 2000

                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVES. The EST Symphony Trust, Series 26, EquiT's II (the "Trust") seeks to achieve safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest ("Treasury Obligations") and to attempt to provide for capital appreciation through investment in Class A shares of the ING Internet Fund (the "Fund"), an open-end management investment company. There is no guarantee that the investment objectives of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve safety of capital through investment in Treasury Obligations maturing approximately 12 years from the initial date of deposit. The Fund is a non-diversified, separate investment fund, commonly known as a mutual fund, that seeks to provide investors with long-term capital appreciation. As used herein, the term "Securities" means the Treasury Obligations and Class A shares of the Fund ("Fund Shares") initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement. The allocation between the Treasury Obligations and Fund Shares would seek to assure that an investor purchasing Units of the Trust at inception would at least receive back the original unit purchase price at the termination of the Trust from the maturity value of the Treasury Obligations.

DESCRIPTION OF THE TRUST. The Trust contains a sufficient amount of Treasury Obligations to insure that an investor will receive, at the maturity of the Trust, $10.00 per Unit. The Initial Public Offering Price will be approximately $10.00 per Unit. The Treasury Obligations and the Fund Shares represent 47.66% and 52.34%, respectively, of the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of Fund Shares on the initial date of deposit. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of U.S. and non-U.S. internet technology companies. For these purposes, the Fund defines internet technology companies as those companies with internet/virtual businesses or internet related consulting businesses, or that derive at least 50% of their revenues from business operations in internet related hardware, software or infrastructure industries. While the Fund may offer its shareholders an ability to reinvest distributions that are payable to such shareholders, the Trust will elect to receive all distributions declared by the Fund in cash. The Trust is "concentrated" in Fund Shares, so investors should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself. A Trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in the Trust. The value of the Units and the Securities in the Trust can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

  . An investor holding his or her Units to Trust maturity may suffer a loss to the extent the investor's purchase cost of a Unit exceeds $10.00 since the capital protection is limited to the aggregate maturity value per Unit of Treasury Obligations. Similarly, an investor who sells his or her Units prior to Trust maturity, or all investors if the Trust is terminated before the Treasury Obligations mature, may suffer a loss to the extent that the price he or she receives upon the sale or redemption of his or her Units is less than the purchase price of such Units.

  . Since the Fund is concentrated in stocks which derive a substantial portion of their income from the internet industry, investors should be familiar with the risks associated with these industries which may include the volatile price of internet, computer and technology stocks, greater government regulations and products that may become obsolete.

  . Unitholders will pay both Trust expenses and a share of the Fund's expenses.

  . The value of the Treasury Obligations will fluctuate inversely with changes in interest rates and are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments.

  . An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Fund Shares and thus in the value of the Units).

  . Since the portfolio of the Trust is fixed and "not managed," in general, the Sponsor can sell Securities only at the Trust's termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trust.

  . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust.

  . Investors should also consider the greater risk of the Fund's concentration in a particular industry and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

  . A decline in value of the Securities during the initial offering period may require additional Securities to be sold in order to reimburse the Sponsor for organization costs. This would result in a decline in value of the Units.

PUBLIC OFFERING PRICE. The Initial Public Offering Price per 100 units of the Trust is calculated by:

  . dividing the aggregate value of the underlying securities held in the Trust by the number of units outstanding;

  . adding an initial sales charge of 1.00% (1.010% of the net amount invested); and

  . multiplying the result by 100.

In addition, during the initial offering period, the Public Offering Price per 100 units will include an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organizational costs of the Trust. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the Units are purchased. Orders involving at least 10,000 Units will be entitled to a volume discount from the Public Offering Price.

DISTRIBUTIONS. Distributions of net income (other than amortized discount) and long-term capital gains distributions received in respect to any of the Securities by the Trust will be made by the Trust annually. The first dividend distribution will be made on January 15, 2001 to all Unitholders of record on January 1, 2001 and thereafter distributions will be made annually on the fifteenth day of every January. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in the Trust may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately twelve years. During the Liquidation Period, Securities will be sold in connection with the termination of the Trust. All Securities will be sold or distributed by the Mandatory Termination Date. The Sponsor does not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold. Unitholders may elect one of the following four options in receiving their terminating distributions:

  . receive their distribution in-kind for Fund Shares and cash for the Treasury Obligations, if they own at least 2,500 Units;

  . receive in-kind Fund Shares at net asset value for their pro rata share of the Securities;

  . receive cash upon the liquidation of their pro rata share of the Securities; or

  . reinvest in a subsequent series of the EST Symphony Series (if one is offered), at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the EST Symphony Trust (if one is offered), at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of the EST Symphony Trust. An election to rollover terminating distributions will generally be a taxable event. See "Administration of the Trust--Trust Termination" in Part B for details to make this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trust without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. ING Funds Distributor, Inc., with offices at 230 Park Avenue, New York, New York 10169 will act as Underwriter for all of the Units of EST Symphony Trust, Series 26, EquiT's II.

                                   FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you understand the costs and expenses you will bear directly or indirectly. See "Public Sale of Units" and "Trust
Expenses and Charges" in Part B. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and contributions are rolled over each year into a new series subject only to a sales charge and trust expenses.

--------------------------------------------------------------------------------

                                                    As a % Of          Amount
Unitholder Transaction Expenses                      Initial             Per
Fees paid directly from your investment           Offering Price      100 Units
---------------------------------------           --------------      ---------
Maximum Initial Sales Charge Imposed on
 Purchase..................................            1.00%*          $10.00
Maximum Deferred Sales Charge..............            4.75%**         $47.50
                                                      -----            ------
Total......................................            5.75%           $57.50
                                                      =====            ======
Maximum Sales Charge Imposed Per Year on
 Reinvested Dividends......................               0%           $    0
Reimbursement to Sponsor for Estimated
 Organizational Expenses...................            .130%           $ 1.30


Estimated Annual Trust Operating Expenses           As a %  Of         Amount
Expenses that are deducted from Trust                 Initial            Per
assets                                              Net Assets        100 Units
-----------------------------------------         --------------      ---------
Trustee's Fee..............................            .088%           $  .87
Other Operating Expenses...................            .037%           $  .37
  Portfolio Supervision, Bookkeeping and
   Administrative Fees..................... .025%                $.25
Underlying Fund Expenses***................           1.590%           $15.72
                                                      -----            ------
Total......................................           1.715%           $16.96
                                                      =====            ======


                                    Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts. You would pay the following expenses on a $10,000 investment in the Trust assuming estimated operating expense ratio of 1.715% for the Trust and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

     1 year 3 years 5 years
     ------ ------- -------
      $745  $1,084  $1,423

  The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return.
--------
  * The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per 100 Units.
 ** The actual fee is $9.50 per month per 100 Units on each Deferred Sales
    Charge Payment Date. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 4.75%, if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 4.75%.
*** Although not an actual Trust operating expense, the Trust, and therefore unitholders, will indirectly bear similar operating expenses of the ING Internet Fund in the estimated amount set forth in the table. The expenses are estimated based on the actual expenses charged in the Fund's most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Fund Shares were held directly.

                   EST SYMPHONY TRUST, SERIES 26, EquiT's II
                        SUMMARY OF ESSENTIAL INFORMATION

As of June 12, 2000, the business day prior to the Initial Date of Deposit

Initial Date of Deposit of
 Securities in the Trust: June
 13, 2000
Aggregate Value of Securities:... $ 148,500
Number of Units:
Fractional Undivided Interest in
 Trust:..........................  1/15,000
Public Offering Price per 100
 Units:
 Net Assets of the Trust......... $ 148,305
 Divided By 15,000 Units
  (times 100).................... $  988.70
 Plus Estimated Organization
  Costs*......................... $    1.30
 Plus Initial Sales Charge of
  1.00% of Public Offering
  Price(degrees)................. $   10.00
 Public Offering Price per 100
  Units+......................... $1,000.00
Sponsor's Repurchase Price And
 Redemption Price per 100
 Units++:........................ $  942.50
Minimum Income or Principal
 Distribution per 100 Units:..... $    1.00

Liquidation Period: A 40 day period beginning on the first business day following the Termination Date.

Termination Date: August 14, 2012 or the disposition of the last security in the Trust.
Mandatory Termination Date: The last day of the liquidation period.

Rollover Notification Date**: August 3, 2012 or another date as determined by the Sponsors.
Evaluation Time: 4:00 p.m. New York Time
Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the initial offering period.

Cusip Numbers: Cash: 294762 554 Reinvestment: 294762 562
Trustee:  The Bank of New York

Trustee's Fee per 100 Units: $.87

Other Fees and Expenses per 100 Units: $.12
Sponsor:  ING Funds Distributor, Inc.
Portfolio Supervisor: ING Mutual Funds Management Co. LLC

Portfolio Supervisory, Bookkeeping And Administrative Fee per 100 Units:
 Maximum of $.25 (see "Trust Expenses and Charges" in Part B).
Evaluator:  Kenny S&P Evaluation Services

Evaluator's Fee for Each Evaluation of Treasury Obligations: $5.00 per evaluation

Expected Settlement Date of Securities in the Trust***: June 16, 2000 Record Dates: First of January, annually
Distribution Dates: Fifteenth of January, annually

Deferred Sales Charge Payment Dates: The first business day of each month commencing January 1, 2001 through May 1, 2001
--------
* This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsor for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsor.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the EST Symphony Trust, if offered.

*** The business day on which contracts to purchase securities in the Trust are expected to settle.

+ On the Initial Date of Deposit, the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

(degrees) The sales charge consists of an initial sales charge and a deferred sales charge. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge of approximately $47.50 (approximately 4.75% of the Initial Public Offering Price) is paid through a reduction of the net asset value of the Trust by $9.50 per 100 Units on each of the five Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

                               EST SYMPHONY TRUST
                                   SERIES 26
                                   EquiT's II

           STATEMENT OF FINANCIAL CONDITION, AS OF JUNE 12, 2000

                                     ASSETS

Investment in Securities--Sponsor's Contracts to Purchase Underlying
 Securities Backed by Letter of Credit (cost $148,500) (Note 1)...... $148,500
                                                                      --------
Total................................................................ $148,500
                                                                      ========

                    LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to the Sponsor for Organization Costs (Note 2)......... $    195
                                                                      --------
Interest of Unitholders--Units of Fractional Undivided Interest
 Outstanding (15,000 Units)..........................................  148,500
Less: Reimbursement to Sponsor for Organization Costs (Note 2).......     (195)
                                                                      --------
                                                                       148,305
                                                                      --------
Total................................................................ $148,500
                                                                      ========
Net Asset Value per Unit (3)......................................... $   9.89
                                                                      ========

--------
Notes to Statement of Financial Condition:

  The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

  (1) The EST Symphony Trust, Series 26, EquiT's II (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust sponsored by ING Funds Distributor, Inc., the Sponsor, is to achieve safety of capital and capital appreciation. An irrevocable letter of credit issued by The Bank of New York in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities. Aggregate cost to the Trust of the Securities listed in the portfolios is determined by the Trustee on the basis set forth under "Public Sale of Units--Public Offering Price" as of 4:00 p.m. on June 12, 2000. The Trust will terminate on August 14, 2012 or earlier under certain circumstances as further described in the Prospectus.

  (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $1.30 per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

  (3) The Deferred Sales Charge of $47.50 per 100 Units (4.75% of the Initial Public Offering Price) will be paid by monthly charges subsequent to the Initial Date of Deposit. If Units are redeemed prior to the last Deferred Sales Charge Payment Date, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption. Based on projected total assets of $50,000,000, the estimated maximum total deferred sales charge would be $2,375,000. To the extent that Unitholders pay a reduced deferred sales charge or the Trust is larger or smaller, the estimate may vary.

                               EST SYMPHONY TRUST
                                   SERIES 26
                                   EquiT's II

                                   PORTFOLIO

                            AS OF JUNE 12, 2000

      Portfolio      Name of Issuer and       Percentage Of Cost of Securities
         No.       Title of Securities(1)       the Trust    to the Trust (2)
      --------- ---------------------------   ------------- ------------------
          1     $150,000 Zero Coupon U.S.
                Treasury Bonds Maturing
                August 15, 2012                   47.66%         $ 70,780
          2     4,754 Class A Shares of the
                ING Internet Fund ($16.35
                per Fund Share)                   52.34            77,720
                                                 -------         --------
                                                 100.00%         $148,500
                                                 =======         ========

                             FOOTNOTES TO PORTFOLIO

(1) The Treasury Obligations have been purchased at a discount from the maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligation such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligations maturity amount.

    The Fund Shares have been valued at their net asset value as of the Evaluation Time on the day prior to the Date of Deposit.

    All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on June 12, 2000. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be June 16, 2000.

(2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering--Offering Price" herein. The offering side evaluation is greater than the current bid side evaluation of the Treasury Obligations, which is the basis on which Redemption Price per Unit is determined (see "Liquidity--Trustee Redemption" herein). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury Obligations on the day prior to the Date of Deposit was $70,686 (which is $94 lower than the aggregate cost of the Treasury Obligations to the Trust based on the offering side evaluation). The profit to Sponsor on deposit totals $201.

                      REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE
EST SYMPHONY TRUST
SERIES 26
EquiT's II

  We have audited the accompanying Statement of Financial Condition of the EST Symphony Trust, Series 26, EquiT's II, including the Portfolio, as of June 12, 2000. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of June 12, 2000. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the EST Symphony Trust, Series 26, EquiT's II, at June 12, 2000, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

New York, New York

June 13, 2000

                         The ING SecurityNet Portfolio

The ING SecurityNet Portfolio--

Now even conservative investors can participate in the Internet's growth potential.

Investing in the Power of the Internet.

EST Symphony Trust Series 26 EquiT's II is a new opportunity for individuals who want to invest in one of the most dynamic innovations of this century, while enjoying the kind of peace of mind that comes from owning U.S. Treasury securities.* ING SecurityNet Portfolio is a unit investment trust that seeks long-term capital appreciation by investing in a professionally managed mutual fund consisting of U.S. and non-U.S. Internet technology companies. The Trust adds a second component--a portfolio of U.S. Government zero-coupon securities--which safeguards unitholders' principal investment. So, no matter how the stock market performs over the life of the Trust, those who stay the course, from inception to termination, will get back their principal investment.

The Fund Behind the Trust

The primary force behind the Trust is the ING Internet Fund. It's an actively managed investment portfolio for individuals looking to participate in the Internet's growth potential. To that end, the Fund's management team focuses on specific themes that will drive the Internet in the future, such as Internet infrastructure, Internet technology, E-commerce, Internet security, Content and Access and Hosting. As an investor in the Trust, you'll enjoy all the benefits of owning a professionally managed investment portfolio.


  "By identifying tomorrow's success stories today, the overall portfolio may help investors access above-average reward potential."
                                         --Guy Uding
                                         --Portfolio Management Team Leader


A Closer Look at the Trust's Design

An Investment Discipline for Growth . . .

Backed by a proprietary investment strategy, the Fund's managers carefully analyze each stock before determining if it is right for the portfolio. This results in a three-step process.

1. Select Investment Themes--By studying the industry and marketplace trends, the team identifies broad investment themes that it believes will shape the future of the Internet.

2. Conduct Extensive Company Research--Fundamental company research helps to distinguish those firms, within the broad range of investment themes, that have the potential for long-term profitability and staying power.

3. Apply an Industry-Specific Screening Process--The managers believe that traditional investment standards are outdated when it comes to the uncharted territory of the Internet. That's why they have developed a sophisticated screening process to further analyze the potential of prospective holdings.
--------
* Treasury zero-coupon securities are deeply discounted debt obligations that pay no periodic cash interest. Because zero-coupon investments provide a one-time lump-sum cash payment, their interim price movement before maturity tends to be more volatile than those of interest bearing bonds.

                                      (i)

 . . . Plus, a Portfolio of U.S. Treasury Securities for Safety

In addition to owning shares of a professionally managed mutual fund, the Trust invests approximately half of its assets in a portfolio of U.S. Treasury securities, specifically zero-coupon bonds. The key point about these securities is that, upon maturity, the Trust will receive the full par value of the securities. We consider this the "security net" component because it is designed to secure the return of principal, as of the date of deposit, to initial investors who hold their units until the Trust terminates.

ING SecurityNet Portfolio

ING SecurityNet Portfolio is an opportunity for conservative investors to seek long-term capital appreciation by investing in the ING Internet Fund, a concentrated Internet mutual fund managed by seasoned investment professionals. If held to maturity, the Trust also offers safety of principal from its investment in zero-coupon securities.

Risk Considerations:

An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risks that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Fund's portfolio (and therefore the value of the Units) may decline. Since the Fund, and therefore the Trust, is concentrated in Internet and Internet-related companies, investors should recognize the risks associated with the Internet, which may include government regulation and obsolete products. The Fund carries more risk than funds invested across many industries and may be subject to significant price fluctuations and stock price declines, and may not be suitable for all investors. The Fund may also invest in foreign securities. There is no assurance that the Fund will fulfill its investment objectives. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust. These and other risks are more fully described in the prospectus.

The Value of the ING SecurityNet Portfolio

Return of Principal--The Trust's portfolio of U.S. Government zero-coupon securities safeguards your principal investment. So, no matter how the stock market performs over the life of the Trust, as long as you hold your units from inception until termination, you will get back your principal investment as of the day of deposit.

Investment Management Expertise--The underlying mutual fund is actively managed by a team of three investment professionals at ING Investment Management in The Hague, The Netherlands. The team is led by Guy Uding, whose investment experience is supplemented by his background in computer science and software.

Daily Pricing & Liquidity--You have the flexibility to redeem your units at the net asset value, less any deferred sales charges, any day the stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid.

Low Minimum Investment--The Trust is able to offer this portfolio comprised primarily of Internet companies and Treasury zero-coupon securities for an initial investment that's as low as $1,000.


                                      (ii)

Compounded Returns--You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into the Trust at no additional cost.

Annual Reporting--The Trustee will issue annual reports which will include all necessary tax information relating to the Fund shares and zero-coupon securities. Although no cash income is paid on the U.S. Treasury zero-coupon securities, the original issue discount that has occurred during the taxable year will be subject to income tax on an annual basis.

Four Options at Termination--The Trust will terminate in approximately 12 years. When the Trust terminates, you have four options, which may be subject to tax liability. You may:

1. Receive your distribution in cash,

2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or

3. Receive cash for the zero-coupon portion of the units and in-kind ING Internet Fund shares at NAV for the mutual fund portion of the units. As with any mutual fund investment, fund shares are subject to ongoing fees and expenses (minimums apply).

4. Receive in-kind ING Internet Fund shares at NAV for both the zero-coupon bond portion of the units and the mutual fund portion of the units.

                                     (iii)

                                 [LOGO OF EST]


                               EST SYMPHONY TRUST
                                   SERIES 26
                                   EquiT's II

                               PROSPECTUS--PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                   THE TRUST

  ORGANIZATION. The Trust was created under New York State law pursuant to an Indenture and Trust Agreement, and related Reference Trust Agreement (collectively, the "Trust Agreement") among ING Funds Distributor, Inc., as Sponsor, ING Mutual Funds Management Co. LLC, as Portfolio Supervisor, The Bank of New York, as Trustee and Kenny S&P Evaluation Services, as Evaluator.

  On the Initial Date of Deposit, (i) the Sponsor deposited with the Trustee stripped United States Treasury issued notes or bonds paying no current return (the "Treasury Obligations") and Class A Shares of the ING Internet Fund, a non-diversified, open-end management investment company (the "Fund Shares") including funds and delivery statements relating to contracts for the purchase of certain such securities and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and (ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trust the Sponsor's ownership of all Units of the Trust. As used herein, the term "Securities" means the Treasury Obligations and Fund Shares initially deposited in the Trust and described in "Portfolio" in Part A and any additional securities acquired and held by the Trust pursuant to the provisions of the Indenture.

  As of the Initial Date of Deposit, a "Unit" represents a fractional undivided interest or pro rata share in the Securities and cash of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

  The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  DEPOSIT OF ADDITIONAL SECURITIES. During the 90-day period following the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit (i) additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), (ii) contracts to purchase Additional Securities or
(iii) cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in the Trust's portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit.

  It may not be possible to maintain the exact original proportionate relationship between the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or the unavailability of Securities. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship between the Treasury Obligations and the Fund Shares in the Trust's portfolio at the end of the Deposit Period. The number and identity of Securities in the Trust will be adjusted to reflect the disposition of Securities and/or the receipt of a distribution with respect to shares or the reinvestment of the proceeds distributed to Unitholders. The portfolio of the Trust may change slightly based on such disposition and reinvestment. Securities received in exchange for Securities will be similarly treated. Substitute Treasury Obligations may be acquired under specified conditions when Treasury Obligations originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities").

  INVESTMENT OBJECTIVES. The Trust seeks to achieve safety of capital and to attempt to provide capital appreciation. In addition, it is the Trust's objective to achieve growth in income with the growth in capital. The Trust seeks to achieve these objectives by investing primarily in a portfolio of Treasury Obligations and Fund Shares. The Fund's objective is long-term capital appreciation which the Fund attempts to achieve by investing primarily in equity securities of U.S. and non-U.S. internet technology companies. The allocation between the Treasury Obligations and the Fund Shares would seek to assure that an investor purchasing units in the Trust at inception would at least receive back the original unit purchase price at the termination of the Trust from the maturity value of the Treasury Obligations. There is no guarantee that the investment objectives of the Trust will be achieved.

  PORTFOLIO SELECTION. In selecting Treasury Obligations for the Trust, the Sponsor normally will consider the following factors, among others: (i) the prices and yields of such securities and (ii) the maturities of such securities. In selecting the Fund Shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the historical performance of the Fund and (ii) the nature of the underlying Fund portfolio.

  THE SECURITIES. The Trust consists of such of the Securities listed under "Portfolio," herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Fund and proceeds realized from the disposition of Securities.

 STRIPPED U.S. TREASURY OBLIGATIONS

  The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.

  Stripped U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligations. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be includable by a Unitholder as income and will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status").

 ING INTERNET FUND

  The following disclosure concerning the Fund and its affiliates has been derived from the prospectus, semi-annual report and statement of additional information of the ING Internet Fund. While the Sponsor has not independently verified its information, it has no reason to believe that such information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information.

  The Portfolio contains Class A shares of the ING Internet Fund (the "Fund"). On April 30, 2000, the net assets for the Class A shares of the Fund were $88,783,180 and the total net assets for all classes of shares of the Fund were $176,402,785.

  The Fund is a separate investment fund or portfolio, commonly known as a mutual fund. The Fund is a portfolio of the ING Funds Trust, a Delaware business trust organized under the laws of the State of Delaware as an open-end management investment company on July 30, 1998. The ING Funds Trust's Board of Trustees oversees the overall management of the Fund and elects the officers of the Fund.

 Investment Objective and Policies of the Fund

  The Fund is managed by ING Mutual Funds Management Co. LLC (the "Manager") and sub-advised by ING Investment Management Advisors B.V. (the "Sub-Adviser"). The Fund has a distinct investment objective and policies. There can be no assurance that the Fund will achieve its investment objective.

  The Fund is a non-diversified fund that seeks to provide investors with long-term capital appreciation. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of U.S. and non-U.S. internet technology companies. For these purposes, the Fund defines internet technology companies as those companies with internet/virtual business or internet related consulting businesses, or that derive at least 50% of their revenue from business operations in internet related hardware, software or infrastructure industries.

  The Sub-Adviser believes that the internet is in the early stages of a period of promising growth. The internet has enabled companies to tap into new markets, use new distribution channels and do business with end users of their products all over the world without having to go through wholesalers and distributors. The

Sub-Adviser believes that investment in companies related to the internet should offer substantial opportunities for long-term capital appreciation. Of course, swings in investor psychology or significant trading by large institutional investors can result in significant price fluctuations and stock price declines.

  The Fund's investment policy is not limited to any minimum capitalization requirement and the Fund may hold securities without regard to the capitalization of the issuer. Generally, the Sub-Adviser's overall stock selection for the Fund will be based on an assessment of a company's fundamental prospects. The Sub-Adviser anticipates however that a portion of the Fund's holdings will be invested in newly issued securities being sold in the primary or secondary market.

  While the Fund will invest primarily in investments that are consistent with its name, the Fund may invest any remaining assets in fixed income securities, money market securities, certificates of deposit, bankers' acceptances and commercial paper or in equity securities that the Fund's Sub-Adviser believes are appropriate in light of the Fund's investment objective. For purposes of this Prospectus, equity securities include common stock, preferred stock, warrants or rights to subscribe to common stock and, in general, any security that is convertible into or exchangeable for common stock.

  The Fund will only purchase fixed income securities that are rated investment grade, i.e., rated at least BBB by Standard & Poor's Rating Group ("S&P") or Baa by Moody's Investor Services ("Moody's"), or have an equivalent rating from another Nationally Recognized Statistical Ratings Organization ("NRSRO"), or if unrated, are determined to be of comparable quality by the Sub-Adviser. Money market securities, certificates of deposits, banker's acceptance and commercial paper purchased by the Fund must be rated in one of the two top rating categories by an NRSRO or, if not rated, determined to be of comparable quality by the Fund's Sub-Adviser.

  The Fund may use various investment strategies and techniques when the Sub-Adviser determines that such use is appropriate in an effort to meet the Fund's investment objective including: purchasing and writing "covered" put and call equity options; purchasing and selling stock index, interest rate, and other futures contracts; purchasing options on stock index futures contracts and futures contracts based upon other financial instruments; entering into foreign currency transactions and options and forward contracts on foreign currencies; entering into repurchase agreements or reverse repurchase agreements; investing up to 15% of net assets in illiquid securities; and lending portfolio securities to brokers, dealers, banks, or other recognized institutional borrowers of securities.

  In order to meet liquidity needs or for temporary defensive purposes, the Fund may invest up to 100% of its assets in fixed income securities, money market securities, certificates of deposit, bankers' acceptances, commercial paper or in equity securities which in the Sub-Adviser's opinion are more conservative than the type of securities that the Fund typically invests in. To the extent the Fund is engaged in temporary defensive investments, it will not be pursuing its investment objective.

  The SEC currently requires the Fund to invest at least 65% of its total assets in investments that are consistent with its name (e.g., the ING Internet Fund must invest at least 65% of its total assets in equity securities of internet technology companies). To the extent the SEC changes the percentage of the Fund's assets that must be invested in investments that are consistent with its name, the Fund reserves the right to change, without shareholder approval, the percentage required to be invested by the Fund from 65% of total assets to the percentage required by the SEC or to change the name of the Fund.

  As a matter of fundamental policy, notwithstanding any limitation otherwise, the Fund has the ability to seek to achieve its investment objective by investing all of its investable assets in an investment company having substantially the same investment objective and policies as the Fund.

  It is the intention of the Fund, unless otherwise indicated, that with respect to its policies that are the result of the application of law, the Fund will use to its maximum advantage the flexibility that may exist as a result of rules or interpretations of the SEC of such laws currently in existence or amended or promulgated in the future.

 General Information Regarding the Fund

  Shown below for the period ended October 31, 1999 are per share income and capital changes for a share of capital stock outstanding for each class of the Fund. The Trust's portfolio includes Class A shares only.

                                  Class A     Class B     Class C     Class X
                                Shares(/1/) Shares(/1/) Shares(/1/) Shares(/1/)
                                ----------- ----------- ----------- -----------
For a share of beneficial
 interest outstanding
 throughout the period:
Net asset value per share,
 beginning of period..........    $ 10.00     $ 10.00     $10.00      $10.00
From investment operations:
  Net investment loss.........      (0.03)      (0.03)     (0.03)      (0.04)
  Net realized and unrealized
   gain(/2/)..................       2.70        2.66       2.66        2.67
                                  -------     -------     ------      ------
  Total from investment
   operations.................       2.67        2.63       2.63        2.63
                                  -------     -------     ------      ------
Distributions paid from
 investment income............         --          --         --          --
                                  -------     -------     ------      ------
Net asset value per share, end
 of period....................    $ 12.67     $ 12.63     $12.63      $12.63
NET ASSETS, END OF PERIOD (in
 thousands)...................    $35,798     $14,869     $5,290      $1,060
Total investment return at net
 asset value(/3/,/4/).........      26.70%      26.30%     26.30%      26.30%
Ratios to average net
 assets:(/5/)
  Net expenses................       1.54%       2.17%      2.18%       2.17%
  Gross expenses..............       3.35%       3.75%      3.79%       3.65%
  Net investment loss.........      -1.15%      -1.88%     -1.88%      -1.85%
Portfolio turnover rate(/4/)..      22.08%      22.08%     22.08%      22.08%

--------
1. Class A, B, C and X shares commenced operations on July 1, 1999.
2. Includes gains and losses on foreign currency transactions.
3. Total return assumes reinvestment of all dividend and capital gain distributions, if any, and does not reflect the deduction of the applicable sales charges with respect to Class A shares or the applicable contingent deferred sales charges with respect to Class B, C, and X shares. Total return for Class X shares does not include the 2.00% bonus shares paid by the Distributor. If the effect of bonus shares was included, total return for Class X shares would have been 28.83%. Total returns would be lower if part of the Fund's expenses were not waived or reimbursed.
4. Not annualized.
5. Annualized.

 Top Ten Stock Holdings and Top Five Industries of the Fund

  Although subject to change, as of March 31, 2000 the top ten stock holdings and top five industries of the Fund, dollar-weighted based on invested assets, were as follows:

     Top Ten Stock Holdings

        Cisco Systems, Inc................................................  5.4%
        Yahoo! Inc........................................................  4.9
        Broadcom Corp.....................................................  4.8
        Inktomi Corp......................................................  4.1
        Exodus Communications, Inc........................................  4.1
        America Online, Inc...............................................  3.8
        TIBCO Software Inc................................................  3.3
        Software.Com Inc..................................................  3.3
        Critical Path Inc.................................................  3.2
        DoubleClick Inc...................................................  3.1

     Top Five Industries
        Internet Software................................................. 47.0%
        Internet Content.................................................. 17.6
        E-commerce........................................................  6.0
        Networking Products...............................................  5.3
        Computer Data Security............................................  5.1

  The information above is for illustrative purposes only. There can be no assurance that this information is applicable on the date of this prospectus or thereafter.

 Management of the Fund

  As manager of the Fund, the Manager has overall responsibility, subject to the supervision of the Board of Trustees, for engaging sub-advisers and for monitoring and evaluating the management of the assets of the Fund by the Sub-Adviser. The Manager also provides certain administrative services necessary for the Fund's operations. The Manager was formed on September 8, 1998, as a Delaware limited liability company and is a wholly-owned indirect subsidiary of ING Group. The Manager is registered with the SEC as an investment adviser.

  Under the Management Agreement, the Manager has overall responsibility, subject to the supervision of the Board of Trustees, for engaging sub-advisers and for monitoring and evaluating the management of the assets of the Fund by its Sub-Adviser. The Manager is also responsible for monitoring and evaluating the Sub-Adviser on a periodic basis, and will consider its performance record with respect to the investment objective and policies of the Fund. The Manager also provides certain administrative services necessary for the Fund's operations including: (i) coordination of the services performed by the Fund's custodian, independent auditors and legal counsel; (ii) regulatory compliance, including the compilation of information for documents such as reports to, and filings with, the SEC; (iii) preparation of proxy statements and shareholder reports for the Fund; (iv) general supervision relative to the compilation of data required for the preparation of periodic reports distributed to the Fund's officers and Board of Trustees; and (v) furnishing office space and certain facilities required for conducting the business of the Fund.

  Pursuant to the Management Agreement, the Manager is authorized to exercise full investment discretion and make all determinations with respect to the investment of the Fund's assets and the purchase and sale of portfolio securities for the Fund in the event that at any time no Sub-Adviser is engaged to manage the assets of the Fund. The Management Agreement may be terminated without penalty by the vote of the Board of Trustees or the shareholders of the Fund, or by the Manager, upon 60 days' written notice by any party to the Agreement and will terminate automatically if assigned as that term is described in the 1940 Act.

  Pursuant to a Management Agreement, the ING Funds Trust currently pays the Manager for its services a monthly fee at an annual rate based on the average daily net assets of the Fund at an annual rate equal to 1.25%. The Sub-Adviser is an indirect subsidiary of ING Group and is an affiliate of the other sub-advisers of the ING Family of Funds and the Manager and ING Funds Distributor, Inc. ("Distributor"). The Manager and the Sub-Adviser are also both affiliates of the Sponsor.

  For its services, the Sub-Adviser receives a fee from the Manager based on the Fund's average daily net assets. The Sub-Adviser has full investment discretion and makes all determinations with respect to the investment of the Fund's assets and the purchase and sale of portfolio securities consistent with the investment objective, policies, and restrictions for the Fund.

 Other Service Providers

  The Distributor distributes the Fund's shares and may be compensated for certain of its distribution-related expenses. ING Fund Services Co. LLC ("ING Fund Services") has entered into a Fund Services Agreement with the Fund pursuant to which ING Fund Services will perform or engage third parties to perform transfer agency, fund accounting, account servicing, and other services. ING Fund Services has hired DST Systems, Inc. to act as the Fund's transfer agent and First Data Investor Services Group to act as the Fund's fund accounting agent.

 Fund Expenses

  The purpose of the following table is to assist investors in understanding the various costs and expenses that an investor in the Fund will bear, either directly or indirectly. The Fund's costs and expenses are based upon estimates of the Funds operating expenses for the Fund's first fiscal year:

                                                                          Class A
                                                                          Shares
        Annual Fund Operating Expenses                                    -------
        (as a percentage of average daily net assets)
      Management Fees (after waivers)*...................................  0.31%
      12b-1 Fees (after waivers)*........................................  0.10%
      Shareholder Servicing Fees.........................................  0.25%
      Other Expenses (after waivers)**...................................  0.93%
                                                                           -----
        Total Fund Operating Expenses (after waivers)***.................  1.59%
                                                                           =====

  The Management Fees and Shareholder Servicing Fees are paid by the Fund to the Manager. In addition, the 12b-1 Fees are paid by the Fund to the Distributor (which entity also serves as the Sponsor of the Trust). The Management Fees, the Shareholder Servicing Fees and the 12b-1 Fees are paid with respect to all Class A shares of the Fund, including the Fund Shares held by the Trust.
--------

* Management Fees consisting of investment advisory and administrative fees (before waivers) for the Fund would be 1.25% annually of the average daily net assets for the Fund. Rule 12b-1 Fees (before waivers) would be 0.50% annually of the average daily net assets for the Fund's Class A shares. The fee waivers reflected in the table are voluntary and may be modified or terminated at any time without the Fund's consent.

** Under the Fund Services Agreement, the Fund may pay ING Fund Services annually up to $40,000 for fund accounting services plus out-of-pocket expenses, $17 per an account for transfer agency services plus out-of-pocket expenses and up to 0.25% of the Fund's average daily net assets annually for account servicing activities. The Fund currently waives 0.05% of such fees. ING Fund Services may engage third parties to perform some or all of these services. The fee waivers are voluntary and may be modified or terminated at any time without the Fund's consent.

*** Total Fund Operating Expenses (before waivers) would be 2.98% for Class A shares of the Fund.

 Class "A" Shares

  An investor who purchases Class A shares normally pays a maximum sales charge of 5.75% at the time of purchase; however, the sales charge for Fund Shares purchased by the Trust has been waived. As a result, Class A shares are not subject to any charges when they are redeemed (except for sales at net asset value in excess of $1 million which may be subject to a contingent deferred sales charge at the time of redemption). The initial sales charge may be reduced or waived for certain purchases. Class A shares are also subject to an annual Rule 12b-1 fee of up to 0.50% of average daily net assets attributable to Class A shares. This fee is lower than the other classes having Rule 12b-1 fees and therefore Class A shares may have lower expenses and may pay higher dividends. (See "Distribution Expenses" below.)

 Distribution Expenses

  Pursuant to a Plan of Distribution adopted by the Fund under Rule 12b-1 under the 1940 Act, the Fund pays the Distributor an annual Rule 12b-1 fee of up to 0.50% of average daily net assets attributable to its Class A shares.

  The distribution fee for all classes may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Fund. For example, such distribution fee may be used by the Distributor: (i) to compensate broker-dealers, including the Distributor and its registered representatives, for their sale of Fund shares, including the implementation of various incentive programs with respect to broker-dealers, banks, and other financial institutions; (ii) to pay an affiliated party of the Distributor for interest and other borrowing costs incurred by the Distributor; and (iii) to pay other advertising and promotional expenses in connection with the distribution of Fund shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of prospectuses for other than current shareholders; preparation and distribution of sales literature; advertising of any type; expenses of branch offices provided jointly by the Distributor and affiliated companies; and compensation paid to and expenses incurred by officers, employees or representatives of the Distributor or of other broker-dealers, banks, or other financial institutions, including travel, entertainment, and telephone expenses. If the Distribution Plan is terminated by the Fund, the Board of Trustees may allow the Fund to pay the 12b-1 fees to the Distributor for distributing shares before the Plan was terminated.

 Shareholder Servicing Plan

  The Fund has adopted a Shareholder Servicing Plan pursuant to which it may pay a service fee up to an annual rate of 0.25% of the Fund's average daily net assets to various banks, trust companies, broker-dealers or other financial organizations including the Manager and its affiliates (collectively, "Service Organizations"). Under the Shareholder Servicing Plan, fees may be used to compensate Service Organizations who provide administrative and support services to their customers who may from time to time beneficially own shares of beneficial interest in the Fund, which may include, but is not limited to,
(i) answering routine customer inquiries regarding the Fund; (ii) assisting customers in changing dividend options, account designations and addresses, and in enrolling into any of several investment plans offered by the Fund; (iii) assisting in processing purchase and redemption transactions, including arranging wire transfers, transmitting and receiving funds, and verifying customer signatures; and (iv) providing such other similar services directly to their customers to the extent permitted under applicable statutes, rules and regulations.

 Risks of Investing in the Fund

  General. The price per share of the Fund will fluctuate with changes in value of the investments held by the Fund. For example, the value of the Fund's share will generally fluctuate inversely with the movements in interest rates. Shareholders of the Fund should expect the value of their shares to fluctuate with changes in the value of the securities owned by the Fund. There is, of course, no assurance that the Fund will achieve its investment objective or be successful in preventing or minimizing the risk of loss that is inherent in investing in particular types of investment products. In order to attempt to minimize that risk, the Sub-Adviser monitors developments in the economy, the securities markets, and with each particular issuer.

  Equity Securities. Investments in equity securities in general are subject to market risks that may cause their prices to fluctuate over time. The value of convertible equity securities is also affected by prevailing interest rates, the credit quality of the issuer and any call provisions. Fluctuations in the value of equity securities in which the Fund invests will cause the net asset value of the Fund to fluctuate.

  Investments in mid- and small-capitalization companies involve greater risk than is customarily associated with larger, more established companies due to the greater business risks of small size, limited markets and financial resources, narrow product lines and the frequent lack of depth of management. The securities of smaller companies are often traded over-the-counter and may not be traded in volumes typical on a national securities exchange. Consequently, the securities of smaller companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general.

  Internet Specific Risks. Internet and internet-related companies are generally subject to the rate of change in technology, which is higher than other industries. In addition, many products and service of companies engaged in the internet and internet-related activities are also subject to relatively high risks of rapid obsolescence caused by progressive scientific and technological advances.

  Foreign Securities. Investing in the securities of issuers in any foreign country including American Depositary Receipts and European Depositary Receipts involves special risks and considerations not typically associated with investing in U.S. companies. These include differences in accounting, auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country); and political instability which could affect U.S. investments in foreign countries. Additionally, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than apply to domestic custodial arrangements and transaction costs of foreign currency conversions. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in currencies other than the U.S. dollar. The Fund's investments may be affected either unfavorably or favorably by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations and by indigenous economic and political developments.

  Fixed Income Securities. The market value of the Fund's fixed income investments will change in response to interest rate changes and other factors. During periods of falling interest rates, the values of outstanding fixed income securities generally rise. Conversely, during periods of rising interest rates, the values of such securities generally decline. Securities with longer maturities are subject to greater fluctuations in value than securities with shorter maturities. Changes by an NRSRO in the rating of any fixed income security and in the ability of an issuer to make payments of interest and principal also affect the value of these investments. Changes in the value of the Fund's securities will not affect cash income derived from these securities but will affect the Fund's net asset value.

  Securities held by the Fund that are guaranteed by the U.S. Government, its agencies or instrumentalities guarantee only the payment of principal and interest on the guaranteed securities, and do not guarantee the securities' yield or value or the yield or value of the Fund's shares.

  Risks of Options and Futures Contracts. One risk involved in the purchase and sale of futures and options is that the Fund may not be able to effect closing transactions at a time when it wishes to do so. Positions in futures contracts and options on futures contracts may be closed out only on an exchange or board of trade that provides an active market for them, and there can be no assurance that a liquid market will exist for the contract or the option at any particular time. To mitigate this risk, the Fund will ordinarily purchase and write options only if a secondary market for the options exists on a national securities exchange or in the over-the-counter market. Another risk is that during the option period, if the Fund has written a covered call option, it will have given up the opportunity to profit from a price increase in the underlying securities above the exercise price in return for the premium on the option (although the premium can be used to offset any losses or add to the Fund's income) but, as long as its obligation as a writer continues, the Fund will have retained the risk of loss should the price of the underlying security decline. Investors should note that because of the volatility of the market value of the underlying security, the loss from investing in futures transactions is potentially unlimited. In addition, the Fund has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once the Fund has received an exercise notice, it cannot effect a closing transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price.

  The Fund's successful use of stock index futures contracts, options on such contracts and options on indices depends upon the ability of the Sub-Adviser to predict the direction of the market and is subject various additional risks. The correlation between movements in the price of the futures contract and the price of the securities being hedged is imperfect and the risk from imperfect correlation increases in the case of stock index futures as the composition of the Fund's portfolios diverge from the composition of the relevant index. Such imperfect correlation may prevent the Fund from achieving the intended hedge or may expose the Fund to risk of loss. In addition, if the Fund purchases futures to hedge against market advances before they can invest in common stock in an advantageous manner and the market declines, the Fund might create a loss on the futures contract. Particularly in the case of options on stock index futures and on stock indices, the Fund's ability to establish and maintain positions will depend on market liquidity. The successful utilization of options and futures transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Sub-Adviser possesses the skills necessary for the successful utilization of such transactions.

  The Fund is permitted to engage in bona fide hedging transactions (as defined in the rules and regulations of the Commodity Futures Trading Commission) without any quantitative limitations. Futures and related option transactions which are not for bona fide hedging purposes may be used provided the total amount of the initial margin and any option premiums attributable to such positions does not exceed 5% of the Fund's liquidating value after taking into account unrealized profits and unrealized losses, and excluding any in-the-money option premiums paid. The Fund will not market, and is not marketing, itself as a commodity pool or otherwise as a vehicle for trading in futures and related options. The Fund will segregate liquid assets such as cash, U.S. Government securities or other liquid high grade debt obligations to cover the futures and options.

  Risk of Techniques Involving Leverage. Utilization of leveraging involves special risks and may involve speculative investment techniques. The Fund may borrow for other than temporary or emergency purposes, lend its securities, enter reverse repurchase agreements, and purchase securities on a when issued or forward commitment basis. In addition, the Fund may engage in dollar roll transactions. Each of these transactions involve the use of "leverage" when cash made available to the Fund through the investment technique is used to make additional portfolio investments. The Fund uses these investment techniques only when the Sub-Adviser believes that the leveraging and the returns available to the Fund from investing the cash will provide shareholders a potentially higher return.

  Leverage exists when the Fund achieves the right to a return on a capital base that exceeds the investment the Fund has invested. Leverage creates the risk of magnified capital losses which occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the equity base of the Fund. Leverage may involve the creation of a liability that requires the Fund to pay interest (for instance, reverse repurchase agreements) or the creation of a liability that does not entail any interest costs (for instance, forward commitment transactions).

  The risks of leverage include a higher volatility of the net asset value of the Fund's shares and the relatively greater effect on the net asset value of the shares caused by favorable or adverse market movements or changes in the cost of cash obtained by leveraging and the yield obtained from investing the cash. So long as the Fund is able to realize a net return on its investment portfolio that is higher than interest expense incurred, if any, leverage will result in higher current net investment income being realized by the Fund than if the Fund were not leveraged. On the other hand, interest rates change from time to time as does their relationship to each other depending upon such factors as supply and demand, monetary and tax policies and investor expectations. Changes in such factors could cause the relationship between the cost of leveraging and the yield to change so that rates involved in the leveraging arrangement may substantially increase relative to the yield on the obligations in which the proceeds of the leveraging have been invested. To the extent that the interest expense involved in leveraging approaches the net return on the Fund's investment portfolio, the benefit of leveraging will be reduced, and, if the interest expense on borrowings were to exceed the net return to shareholders, the Fund's use of leverage would result in a lower rate of return that if the Fund were not leveraged. Similarly, the effect of leverage in a declining market could be a greater decrease in net asset value per share than if the Fund were not leveraged. In an extreme case, if the Fund's current investment income were not sufficient to meet the interest expense of leveraging, it could be necessary for the Fund to liquidate certain of its investments at an inappropriate time. The use of leverage may be considered speculative.

  Non-diversified Investment Companies. The Fund is classified as a non-diversified investment companies under the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The investment of a large percentage of the Fund's assets in the securities of a small number of issuers may cause its share price to fluctuate more than that of a diversified investment company.

  Concentration. The Fund "concentrates" (for purposes of the 1940 Act) its assets in securities related to a particular sector or industry, which means that at least 25% of its assets will be invested in these assets at all times. As a result, the Fund may be subject to greater market fluctuation than a fund which has securities representing a broader range of investment alternatives.

  European Economic and Monetary Union. Several European countries are participating in the European Economic and Monetary Union, which will establish a common European currency for participating countries. This currency will commonly be known as the "Euro." Each such participating country replaced its existing currency with the Euro on January 1, 1999. Other European countries may participate after that date. This conversion presents unique uncertainties, including whether the payment and operational systems of banks and other financial institutions will be ready by the scheduled launch date; the legal treatment of certain outstanding financial contracts after January 1, 1999 that refer to existing currencies rather than the Euro; the establishment of exchange rates for existing currencies and the Euro; and the creation of suitable clearing and settlement payment systems for the new currency. These or other factors, including political and economical risks, could cause market disruptions before or after the interaction of the Euro, and could adversely affect the value of securities held by the Fund.

  The Fund has been informed that the Manager, and the Fund's other service providers, as applicable, are taking steps to minimize the risk associated with the conversion. In addition, where appropriate, certain service providers are obtaining assurances from their vendors in the same manner.

  Since the ultimate consequences of the conversion are unknown to the Fund at this time, no assurance can be made that such consequences will not have a material adverse impact on the Fund. The Fund and the Manager will continue to monitor developments relating to the conversion.

  SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Treasury Obligation that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other Treasury Obligations ("Substitute Securities") to make up the original corpus of the Trust.

  The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

  Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

  In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders-- Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

  FUND SHARES AND TREASURY OBLIGATIONS. The Sponsor has taken steps to ensure than an investment in Fund Shares is equitable to all parties and particularly that the interests of the Unitholders are protected. Accordingly, any sales charges which would otherwise be applicable will be waived on Fund Shares sold to the Trust, since the Sponsor is receiving the sales charge on all Units sold. In addition, the Trust Agreement requires the Trustee to vote all Fund Shares held in the Trust in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trust.

  The Fund Shares may appreciate or depreciate in value (or pay dividends) depending on the full range or economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as may occur. In addition, in the event of the inability of the Fund's Adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund prior to the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. Prior to a purchase of Units, investors should determine that the aforementioned risks are consistent with their investment objectives.

  The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust and may be more or less than the price paid therefor by the Trust. An investment in Units of the Trust should be made with an understanding of the risks inherent in ownership of internet companies since the portfolio of the Fund is invested in equity securities of U.S. and non-U.S. internet technology companies (see "Internet Companies" below). However, the Sponsor believes that, upon termination of the Trust on the mandatory termination date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient cash at maturity to equal $10.00 per Unit. Part of such cash will, however, represent an amount of taxable original issue discount of the Treasury Obligations which was previously accrued and included in the income of the Unitholders.

  A Unitholder purchasing a Unit on the date of this prospectus or thereafter may receive total distributions, including distributions made upon termination of the Trust that are less than the amount paid for such Unit.

  Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, the Trust may be terminated if the net aggregate value of the Trust is less than 40% of the aggregate value of the Securities calculated immediately after the most recent deposit of Securities in the Trust. Early termination of the Trust may have important consequences to the Unitholders; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less than anticipated, and may result in a loss to a Unitholder.

  In the event of the early termination of the Trust, the Trustee will cause the Fund Shares to be sold and the proceeds thereof distributed to the Unitholders in proportion to their respective interests therein, unless a Unitholder elects to receive Fund Shares "in kind." (See "Administration of the Trust--Trust Termination.") Proceeds from the sale of the Treasury Obligations will be paid in cash.

  INTERNET COMPANIES. Companies in the Fund are subject to the problems and risks inherent in the technology sectors in general. In addition, the market in which internet companies compete is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

  Based on the trading history of internet stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of these stocks to fluctuate substantially. In addition internet stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

  Many internet companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Fund. The above factors could adversely affect the value of the Trust's Units.

  The Fund's investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Trust's Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

  Certain companies whose securities are included in the Fund are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

  Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities and the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. Telecommunications companies are undergoing significant change due to varying and evolving levels of governmental regulation or deregulation and other factors. As a result, competitive pressures are intense and the securities of such companies may be subject to significant price volatility.

  The domestic companies in the Fund may consist of former government owned telecommunications systems that have been privatized in states. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Trust.

  FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of the Securities will not result in the elimination of its securities from the portfolio of the Trust. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. See "Administration of the Trust--Trust Supervision." Some of the Securities in the Trust may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trust is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation.

  ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor may deposit (i) Additional Securities, (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust.

  In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy their contracts to purchase the Additional Securities. The failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

  TERMINATION. The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then terminate the Trust, at its sole discretion, prior to the Termination Date specified in the Summary of Essential Information.

  LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

  ORGANIZATION COSTS. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the completion of the initial offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Trust Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will also result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

                              PUBLIC SALE OF UNITS

  PUBLIC OFFERING PRICE. The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the aggregate value of the Securities (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding. The total sales charge consists of an initial sales charge and a deferred sales charge equal in the aggregate, to a maximum charge of 5.75% of the Public Offering Price (6.101% of the net amount invested in Securities). The initial sales charge is computed by deducting the deferred sales charge ($47.50 per 100 Units) from the aggregate maximum sales charge of 5.75%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. The initial sales charge is deducted from the purchase price $9.50 per 100 Units and is accrued in five monthly installments commencing on January 1, 2001 and will be charged to the Principal Account on the first day of each month thereafter through May 1, 2001. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent the entire deferred sales charge of $47.50 per 100 Units has not been so deducted at the time of repurchase or redemption of units prior to May 1, 2001, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution.

  The aggregate value of the Securities is determined in good faith by the Evaluator on each "Business Day" as defined in the Trust Agreement in the following manner: during the initial offering period on the basis of the net asset value of the Fund Shares and the offering side evaluation of the Treasury Obligations and following the initial offering period on the basis of the net asset value of the Fund Shares and the bid side evaluation of the Treasury Obligations. The evaluation generally shall be based on the closing purchase price in the over-the-counter market (unless the Evaluator deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Evaluator may ascertain the values of the Treasury Obligations using any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for the Treasury Obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held in the Trust, (b) if offering prices are not available for the Treasury Obligations, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Treasury Obligations on the offering side of the market or by such other appraisal deemed appropriate by the Evaluator or (d) by any combination of the above, each as of the Evaluation Time.

  PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsor and may also be distributed through dealers. The Sponsor intends to qualify the Units for sale in certain states.

  VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price based upon the number of Units purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:

                                                                     Approximate
                                                                       Reduced
                                                                        Sales
      Number of Units                                                  Charge
      ---------------                                                -----------
      10,000 but less than 25,000...................................    5.25%
      25,000 but less than 50,000...................................    4.75%
      50,000 but less than 75,000...................................    3.75%
      75,000 but less than 100,000..................................    3.25%

  For transactions of at least 100,000 Units or more, the Sponsor may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

  These discounts will apply to all purchases of Units by the same purchaser. Units purchased by the same purchasers in separate transactions will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Unitholders of prior series of the Equity Securities Trust (the "Prior Series") may "rollover" into the Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge of 4.75% of the Public Offering Price. (See "Administration of the Trust--Trust Termination".) The rollover option described herein will also be available to investors in the Prior Series who elect to exchange units of a Prior Series for Units of the Trust. An exchange of units of a Prior Series for Units of the Trust will generally be a taxable event.

  Employees (and their immediate families) of ING Funds Distributor, Inc. (and their affiliates) and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust without a sales charge at a price equal to the aggregate value of the underlying securities in the Trust, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained.

  Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders) at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering-- Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

  DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. On November 16, 1999, President Clinton signed the Gramm-Leach-Bliley Act, repealing certain provisions of the Glass-Steagall Act which have restricted affiliation between banks and securities firms and amending the Bank Holding Company Act thereby removing restrictions on banks and insurance companies. The new legislation grants banks new authority to conduct certain authorized activity through financial subsidiaries. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

  The Sponsor intends to qualify the Units for sale in substantially all States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to 5.00% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

  SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to the initial sales charge of 1.00% of the Public Offering Price and the Deferred Sales Charge of $47.50 per 100 Units. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (see "Portfolio" in Part A). The Sponsor and its affiliates will also receive fees paid by the Fund relating to the Fund Shares deposited in the Trust, including, but not limited to annual Rule 12b-1 distribution fees. See "The Trust--The Securities--ING Investment Fund". The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsor.

  During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

  Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may only receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

  In maintaining a market for the Units (see "Liquidity-Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                             RIGHTS OF UNITHOLDERS

  BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

  DISTRIBUTIONS. Dividends, if any, received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

  Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Accounts of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.

  As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

  The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

  RECORDS. The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

  REPORTS TO HOLDERS. The Trustee will furnish Unitholders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing:

    (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

    (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

    (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;

    (iv) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and

    (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

  Unitholders will be furnished with evaluations of Securities upon request to the Trustee in order to comply with Federal and state tax reporting requirements.

                                   LIQUIDITY

  SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by ING Funds Distributor, Inc., 230 Park Avenue, New York, New York 10169. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

  Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on (i) the aggregate value of the Securities in a Trust plus (ii) 5.75% sales charge (or 6.101% of the net amount invested) for the Trust plus (iii) a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

  The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption"). Factors that the Sponsor will consider in making a determination will include the number of Units of the Trust which they have in inventory, their estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

  TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the close of trading on the NASDAQ or NYSE (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

  A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Accounts, or, if the balance therein is insufficient, from the Principal Accounts. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, can result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship between the Treasury Obligations and Fund Shares. Treasury Obligations will not be sold, however, to the extent that the aggregate maturity value per Unit of the Treasury Obligations remaining after such sale would be less than the aggregate maturity value per Unit of the Treasury Obligations as of the initial date of deposit.

  The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the particular Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Evaluator, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period, the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsor. The Evaluator may determine the value of the

Securities in the Trust in the following manner: the net asset value of the Fund Shares and the bid side evaluation of the Treasury Obligations. The evaluation shall generally be based on the closing purchase price in the over-the-counter market (unless the Evaluator deems these prices inappropriate as a basis for evaluation) or if there is no such closing purchase price, then the Evaluator may ascertain the values of the Treasury Obligations using any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of the current bid prices for the Treasury Obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held in the Trust, (b) if bid prices are not available for the Treasury Obligations, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Treasury Obligations on the bid side of the market or (d) by any combination of the above.

  Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request, by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption, a distribution of Fund Shares and cash representing Treasury Obligations in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of the Fund Shares in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of Fund Shares and cash from the Principal Accounts equal to the extent represented by the Treasury Obligations and the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

  The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the NASDAQ or NYSE is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

                          ADMINISTRATION OF THE TRUST

  TRUST SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the Portfolio is regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination by the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, will make the retention of the Security detrimental to the Trust or the Unitholders.

  In addition, the Trust Agreement provides as follows:

    1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

    2. It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

    3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Accounts of the Trust.

    4. The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship between the Fund Shares and the Treasury Obligations established on the Initial Date of Deposit is maintained to the extent practicable during the Deposit Period. After the Deposit Period, deposits of Additional Securities must duplicate exactly the existing proportionate relationship between the Fund Shares and the Treasury Obligations in the Trust's portfolio at the end of the Deposit Period. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

  In determining whether to dispose of or hold Securities, new securities or property, the Sponsor may be advised by the Portfolio Supervisor.

  TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to: (i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

  The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his or her consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

  TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following four options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the four options by notifying the Trustee by returning a properly completed election request:

    1. a Unitholder who owns at least 2,500 units and whose interest in the Trust will entitle it to receive at least one share of each underlying Security will have its Units redeemed on or about the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by Fund Shares and the balance in cash to the extent represented by Treasury Obligations within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Fund Shares. An election of this option (or option 2) will not prevent Unitholders from recognizing taxable gain or loss as a result of liquidation of the Treasury Obligations. Unitholders should consult their own tax adviser in this regard;

    2. to receive in Fund Shares such Unitholder's pro rata share of the net asset value of the Trust on such date distributed within three business days next following the commencement of the Liquidation Period. The Fund Shares distributed will be at net asset value and will not be subject to a sales charge;

    3. to receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

    4. to invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the EST Symphony Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of the Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent that Securities contained in the New Series are treated as substantially identical to Securities held by the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

  Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 3).

  The Sponsor has agreed that, to the extent they effect the sales of underlying Securities for the Trustee, in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell the Securities by the last business day of the Liquidation Period unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

  Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, option 2 or option 3.

  By electing to rollover into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar rollover program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to rollover their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trusts will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the rollover privilege at any time.

  In the event the Sponsor determines that a redemption in kind and subsequent investment in a New Series by a Unitholder may be accomplished in a manner that will not result in the recognition of gain or loss for Federal income tax purposes with respect to any Securities included in the portfolio of the New Series, Unitholders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment.

  THE SPONSOR. ING Funds Distributor, Inc., an Iowa corporation, is a wholly owned indirect subsidiary of ING Groep N.V. ING Groep N.V., among the leading global financial services organizations, is engaged in asset management, banking and insurance activities in 60 countries worldwide with over 90,000 employees. The Sponsor is a member of the National Association of Securities Dealers, Inc.

  The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

  The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or their affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate the Trust Agreement and liquidate the Trust; or (iii) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

  THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement. The Trustee has not participated in the selection of the Trust's Securities.

  For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

  The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

  Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

  THE EVALUATOR. The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny & Co., Inc., with its main offices located at 65 Broadway, New York, New York 10006. The Evaluator is a wholly-owned subsidiary of The McGraw Hill Companies. The Evaluator is a registered investment advisor and also provides financial information services.

  The value of the Securities in the Trust portfolio is determined in good faith by the Evaluator on the basis set forth under "Public Offering--Offering Price." The Sponsor, the Trustee and the Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Sponsor, the Trustee or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

  The Evaluator may resign or may be removed by the Sponsor and Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within the thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                           TRUST EXPENSES AND CHARGES

  Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing and offering the Trust (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

  ING Mutual Funds Management Co. LLC, an affiliate of ING Funds Distributor, Inc., will receive, for portfolio supervisory services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the EST Symphony Trust in any calendar year exceed the aggregate cost to ING Mutual Funds Management Co. LLC of supplying such services in such year. (See "Administration of the Trust-- Trust Supervision.")

 The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Administration of the Trust" and "Rights of Unitholders."

  For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information" in Part A.

  The Trustee's fees and the Evaluator's fees applicable to the Trust are payable annually as of each Record Date from the Income Accounts of the Trust to the extent funds are available and then from the Principal Accounts. Both the Portfolio Supervisor's and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

  The following additional charges are or may be incurred by the Trust: (i) all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreements, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (ii) fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; (iii) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trust without gross negligence, bad faith or willful misconduct on its part; and (iv) all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

  The fees and expenses set forth herein are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when Fund Shares would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses. If the cash dividends, capital gains distributions and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

  Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. To the extent lawful, the expenses of the audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                               REINVESTMENT PLAN

  Income and principal distributions of Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in the Trust's Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust--Deposit of Additional Securities" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. Unitholders who participate in the Reinvestment Plan will nevertheless be subject to tax on their distributions in the manner described under "Tax Status." Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trust may not be available in all states.

                    EXCHANGE PRIVILEGE AND CONVERSION OFFER

  Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of EST Symphony Trust, Equity Securities Trust, Insured Municipal Securities Trust, Municipal Securities Trust, New York Municipal Trust or Mortgage Securities Trust (the "Exchange

Trusts") subject only to the remaining deferred sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject only to the remaining deferred sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust Portfolio (or for units of EST Symphony Series or Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of EST Symphony Series or Equity Securities Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

  Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

  In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions: (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, (ii) exchanges will be effected in whole units only, (iii) Units of the Mortgage Securities Trust may only be acquired in blocks of 1,000 Units and (iv) Units of the EST Symphony Trust or Equity Securities Trust may only be acquired in blocks of 100 Units. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.

  The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege or the Conversion Offer, provided that no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion Offer, to add any new unit investment trust sponsored by ING Funds Distributor, Inc. or a sponsor controlled by or under common control with ING Funds Distributor, Inc., or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under
Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

  To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner" broker will be entitled to retain a portion of the sales charge.

  TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the Units have been held and other factors. (See "Tax Status".) A Unitholder's tax basis in the units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.

                                   TAX STATUS

  This is a general discussion of certain Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code and does not address the tax consequences of

Units held by dealers, financial institutions or insurance companies. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

  In rendering the opinion set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

    1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

    2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

    3. During the 90-day period subsequent to the initial issuance date, the Sponsor reserves the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trust. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trust.

  A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

  For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

  In the case of stripped bonds, such as the Treasury Obligations held by the Trust, the Trust is treated as having acquired bonds having original issue discount equal to the difference between the excess of the amount due at the maturity of the bonds over the purchase price of the bonds. The original issue discount must be accrued between the date the Trust purchased the bonds and the date the bonds mature. Income from the accrual of original issue discount on the bonds will be includable in income by a Unitholder in the year of accrual even if there is no corresponding cash payment. The tax basis of a Unitholder with respect to their interest in a Treasury Obligation is increased by the amount of original issue discount included in the Unitholder's gross income.

  A Unitholder may acquire its Units, or the Trust may acquire Treasury Obligations at a price that represents a market discount for the Treasury Obligations. A Unitholder has an interest in a market discount Treasury Obligation if the Unitholder's tax cost for his pro rata interest in the Treasury Obligation is less than the amount to be paid at the maturity of the Treasury Obligation (or the issue price plus original issue discount accrued up to the acquisition date, in the case of an original issue discount Treasury Obligation). Treasury Obligations purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Treasury Obligation purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of the accrued market discount. If a Unitholder has an interest in a market discount Treasury Obligation and has incurred debt to acquire Units, the deductibility of a portion of the interest incurred on such debt may be deferred.

  The Trust will also own shares in the Fund, an entity that has elected and qualified to be treated as a regulated investment company. Such qualification relieves the Fund of liability from Federal income tax to the extent its earnings are distributed in accordance with the applicable provisions of the Internal Revenue Code. Distributions by the Fund of its investment company taxable income will be taxable to its shareholders as ordinary income. Distributions by the Fund of its net capital gain, which are designated as capital gains dividends by the Fund, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the Fund.

  A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except accrued original issue discount or accrued market discount) and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of 20%, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

  A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

  After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

  A corporation (other than an S corporation and certain ineligible corporations) that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that there are additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  As discussed in the section "Administration of the Trust--Trust Termination," each Unitholder may have four options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Fund Shares in kind, and the maturity value of the Treasury Obligations in cash, if the Unitholder owns at least 2,500 Units, (ii) to receive in Fund Shares at net asset value such Unitholder's pro rata share of the underlying Securities,
(iii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iv) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered) at a reduced sales charge. A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Fund Shares held by the Trust for sole ownership of a proportionate share of Fund Shares, and therefore the transaction should be tax free to the extent Fund Shares are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Fund Shares for his proportionate number of shares of the underlying Fund Shares. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Fund Shares are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust, and investors are urged to consult their tax advisers in this regard.

  Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

  Prospective investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

                                 OTHER MATTERS

  LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271 have acted as counsel for the Trustee.

  INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

  PORTFOLIO SUPERVISOR. ING Mutual Funds Management Co. LLC, a Delaware limited liability company, is a wholly-owned indirect subsidiary of ING Groep N.V. and is an affiliate of the Sponsor.

  PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and the Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in a strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trust applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the NASDAQ, NYSE or similar exchanges, as well as the DJIA, S&P 500 Index or other similar indices. In addition, total return comparisons may be made to performance data from Bloomberg Financial Markets LP, Lipper Analytical Services, Inc., Morningstar Publications, Inc., Standard & Poor's CompuStat and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

  Pending the approval of the National Association of Securities Dealers Regulation, the Sponsor may also include, in advertisements, sales literature and reports to current or prospective investors, the performance of hypothetical portfolios to which the Sponsor has applied the same investment objectives and selection strategies, as well as back-tested data of the historical performance of such strategies, as described in "The Trust--The Securities" and which the Sponsor intends to apply to the selection of securities for the Trust. This performance information is intended to illustrate the Trust's strategies and should not be interpreted as indicative of the future performance of the Trust.

  No person is authorized to give any information or to make any representations not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                                ---------------

  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                               Table of Contents

Title                                                                       Page
-----                                                                       ----


 PART A


Investment Summary.........................................................  A-2
Fee Table..................................................................  A-5
Summary of Essential Information...........................................  A-6
Statement of Financial Condition...........................................  A-7
Portfolio..................................................................  A-8
Report of Independent Auditors.............................................  A-9


 PART B


The Trust..................................................................  B-1
Risk Considerations........................................................ B-13
Public Sale of Units....................................................... B-16
Rights of Unitholders...................................................... B-20
Liquidity.................................................................. B-21
Administration of the Trust................................................ B-23
Trust Expenses and Charges................................................. B-29
Reinvestment Plan.......................................................... B-30
Exchange Privilege and Conversion Offer.................................... B-30
Tax Status................................................................. B-32
Other Matters.............................................................. B-35

                                 [LOGO OF EST]

                              EST SYMPHONY TRUST
                                   SERIES 26
                                  EquiT's II

                           (A UNIT INVESTMENT TRUST)

                                  PROSPECTUS

                           DATED: JUNE 13, 2000

                                   SPONSOR:

                          ING FUNDS DISTRIBUTOR, INC.
                                230 Park Avenue
                           New York, New York 10169
                                (212) 309-8650

                                   TRUSTEE:

                             THE BANK OF NEW YORK
                              101 Barclay Street
                           New York, New York 10286

  This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-35204), and the Investment Company Act of 1940 (file no. 811-2868), and to which reference is made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

  .  visiting the SEC Internet address: http://www.sec.gov

  . electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

  . writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

  The employees of ING Funds Distributor, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $2,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet on Form S-6.
    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of Equities Securities Trust, Series 12, 1997 Triple Strategy Trust II).
    The Prospectus consisting of    pages.
    Undertakings.
    Signatures.

  Written consents of the following persons:

    Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP
    Kenny S&P Evaluation Services (included in Exhibit 5.1)

  The following exhibits:

 *99.1.1   --  Reference Trust Agreement including certain amendments to the
               Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below.
 *99.1.1.1 --  Form of Trust Indenture and Agreement.
  99.1.3.5 --  Articles of Incorporation and Articles of Amendment of ING Funds
               Distributor, Inc. (filed as Exhibit 99.1.3.--to Amendment No. 2 to Form S-6 Registration Statement No. 333-31048 of The Pinnacle
               Family of Trusts, Internet Trust Series I on March 28, 2000 and
               incorporated herein by reference).
  99.1.3.6 --  Bylaws of ING Funds Distributor, Inc.--Amendment No. 2 to Form
               S-6 Registration Statement No. 333-31048 of The Pinnacle Family
               of Trusts, Internet Trust Series I on March 28, 2000 and
               incorporated herein by reference).
 *99.3.1   --  Opinion of Paul, Hastings, Janofsky & Walker LLP as to the
               legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the
               Prospectus, and to the filing of their opinion Regarding tax status of the Trust.
 *99.5.1   --  Consent of the Evaluator.
  99.6.0   --  Power of Attorney of ING Funds Distributor, Inc., the Depositor,
               by its officers and a majority of its Directors (filed as
               Exhibit 99.6.0 to Form S-6 Registration No. 333-31048 of The
               Pinnacle Family of Trusts, Internet Trust Series I on February
               24, 2000 and incorporated hereby by reference).

--------

* Filed herewith.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

  The Registrant hereby identifies Equity Securities Trust, Series 4, EquiT's for the purposes of the representations required by Rule 487 and represents the following:

  (1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

  (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

  (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, the EST Symphony Trust, Series 26, EquiT's II has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 13th day of June, 2000.

                                      EST SYMPHONY TRUST, SERIES 26, EquiT's II
                                      (Registrant)

                                      ING FUNDS DISTRIBUTOR, INC.
                                      (Depositor)

                                                 /s/ Peter J. DeMarco
                                      By ____________________________________
                                                 Peter J. DeMarco
                                                 Senior Vice President

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of ING Funds Distributor, Inc., the Depositor, in the capacities and on the dates indicated.

                   Name                               Title                  Date
                   ----                               -----                  ----

              John J. Pileggi               Chief Executive Officer
                                             and Director

            Mitchell J. Mellen              President and Director

            Donald E. Brostrom              Chief Financial Officer,
                                             Treasurer and Director

               Eric M. Rubin                Director                     June 13, 2000

        /s/ Peter J. DeMarco
By __________________________________
          Peter J. DeMarco
      as Senior Vice President
        and Attorney-In-Fact*
--------
* An executed copy of the Power of Attorney was filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 on February 24, 2000.

                        CONSENT OF INDEPENDENT AUDITORS

  We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated June 13, 2000, in this Registration Statement (Form S-6 No. 333-35204) of the EST Symphony Trust, Series 26, EquiT's II.

                                          Ernst & Young LLP

New York, New York

June 13, 2000